Exhibit 99.2


For Immediate Release
August 4, 1997

BREWER'S GROSS REVENUES ALMOST DOUBLE IN SECOND QUARTER

Frederick, Maryland - Frederick Brewing Co. (Nasdaq: BLUE), brewers of Blue Ridge beers and Hempen Ales, announced today that second quarter sales almost doubled to $875,416 compared with the same period last year. Year to date sales are up 30 percent to $1.14 million and the turn toward profitability had begun.

Gross revenues increased from $440,066 to $875,416 as production at the company's new $8.8 million brewery doubled each month of the quarter - up from 900 barrels in April to 3,005 barrels in June said CEO Kevin Brannon.

Demand for the company's craft brews is so strong that work is already in progress to expand production capacity by 75 percent to nearly 70,000 barrels a year. This work is expected to be completed by the end of the third quarter with the full impact of the additional production being seen in the fourth quarter's figures.

While the loss widened to $907,243 ($.045/share) up from $320,538 ($0.16/share), the company believes this has now bottomed out with the quarter's results for the first time reflecting the fixed cost of the new brewery, which is now operating at near-full capacity.

"The larger loss was due to higher fixed costs associated with owning and operating the new brewery for the first full quarter, and high packaging costs because of delays in bringing the new automated packaging equipment on-line. There were also higher overhead expenses as the result of increasing the company's sales force, additional promotion and advertising and increases in net interest payments.

"However, the turn to profitability has now begun with strong growth, an expanding distribution network and lower operating costs," he said.

The company expects packaging costs to fall and gross margins to increase in the third quarter with the new bottling line operating at peak efficiency and additional efficiencies implemented. Further gross margin improvements can be achieved through increased sales reducing per barrel cost of production, and also by expanded distribution.

The company's strong growth is spearheaded by the phenomenal success of Hempen Ale. First shipped in May and supported by tremendous nationwide press coverage, it is now Frederick Brewing's best-selling product, accounting for 37 percent of sales in the quarter. Boosted by this success and a consumer advertising campaign targeted at six metropolitan markets, sales of Frederick Brewing's Blue Ridge beers also rose by 22 percent during the quarter.

Sales in areas where distribution has been open for at least a year were up 74 percent over the second quarter last year, and these markets represented 90 percent of the company's shipments during the quarter.

"Strong demand in our historical core markets strained brewing capacity throughout the quarter and slowed planned expansion into new areas although this is now changing. New markets include Washington state which represents the company's first West Coast distribution and Florida where statewide sales exceeded expectations," said Marjorie McGinnis, President and CEO.

Financial Recap          Three months ended June 30  Year to date   Year to date
---------------          --------------------------  ------------   ------------
                             1997          1996           1997          1996
                         -----------   -----------    -----------   -----------
Gross sales              $   875,416       440,066      1,141,230       874,741
Less excise taxes             43,323        23,125         60,228        41,486
Net Sales                    821,341       383,501      1,045,814       797,370
Cost of sales                730,353       357,181      1,127,819       763,845
Gross profit (loss)           90,988        26,320        (82,005)       33,525
Selling, general and
  administrative expenses    991,626       362,413      1,497,895       687,975
Operating loss              (900,638)     (336,093)    (1,579,900)     (654,450)
Interest expenses, net        80,792       (15,555)       108,367
Other income (expense)       (74,187)           --         135,523      (12,153)
Net loss                    (907,243)     (320,538)    (1,552,744)     (642,297)
Net loss per share             (0.45)        (0.16)         (0.78)        (0.39)
Weighted average common
  shares and common share
  equivalents outstanding  2,026,309     1,954,876      1,990,593     1,652,477

For more information contact: Kevin Branon CEO, Frederick Brewing Co. 301/694-7899 x 100 (web sites: www.fredbrew.com and www.hempenale.com, or Ron Jones, Corporate Relations Group, Inc. 800-444-4980/407-628-5700


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